

ATCO
G R O U P

Corporate Office



08005859

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

November 5, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- ◆ Corporation's Form 1, filed November 4, 2008 for symbol ACO.X
- ◆ Corporation's Form 1, filed November 4, 2008 for symbol ACO.Y
- ◆ Corporation's Form 1, filed November 4, 2008 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	10/01/2008 - 10/31/2008

Summary

Issued & Outstanding Opening Balance :	50,868,996	As at :	10/01/2008

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	1,250
Other Issuances and Cancellations	45,700

Issued & Outstanding Closing Balance :	50,915,946

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	1,170,000	As at :	10/01/2008

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
10/31/2008	N		1,250		

Filer's comment
TSX reserve = 2,797,550 TSX available = 1,628,800

Totals		0	1,250	0	0

Stock Options Outstanding Closing Balance:	1,168,750	As at :	10/31/2008

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/31/2008	Conversion (General)	45,700
Totals		45,700

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	11/04/2008
Last Updated:	11/04/2008

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	10/01/2008 - 10/31/2008

Summary

Issued & Outstanding Opening Balance :	6,909,068	As at :	10/01/2008

Effect on Issued & Outstanding Securities .

Other Issuances and Cancellations	-45,700

Issued & Outstanding Closing Balance :	6,863,368

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/31/2008	Conversion (General)	-45,700
Totals		-45,700

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	11/04/2008
Last Updated:	11/04/2008

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	10/01/2008 - 10/31/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	10/01/2008

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	11/04/2008
Last Updated:	11/04/2008



END